U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02037344

FORM 6-K

SEC MAIL PROCESSING
RECEIVED
MAY 2 2 2002
WASH. D.C. 154 SECTION

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 21, 2002

5-21-02

GERDAU S.A.
(Exact Name as Specified in its Charter)

PROCESSED
JUN 1 2 2002
THOMSON
FINANCIAL

N/A
(Translation of Registrant's Name)

Av. Farrapos 1811
Porto Alegre, Rio Grande Do Sul - Brazil CEP 90220-005
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

GERDAU S.A.

By: ____________________________
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press release dated May 9, 2002
2	Relevant fact dated May 3, 2002
3	Report of independent accountants on the limited review of quarterly information (ITR), dated March 31, 2002, together with the quarterly information report

Exhibit 1

Press release dated May 9, 2002

GERDAU

Press Release

Gerdau S.A. announces that the blast furnace of its subsidiary Açominas is back in operation. The equipment resumed production at the end of April and, in the beginning of May, the pig iron began being used in the melt shop. The technicians are now working on maximizing output with only cowpers #s 2 and 3 while cowper #1 is being re-built. These measures - already under way - will allow Açominas to resume, gradually, the supply to clients in the next few weeks.

Rio de Janeiro, May 9th, 2002.

Osvaldo B. Schirmer
IR Director and CFO

Exhibit 2

Relevant Fact dated May 3, 2002

GERDAU

Relevant Fact

Metalúrgica Gerdau S.A.,
Gerdau S.A.,
Seiva S.A. Florestas e Indústrias and
Indac – Indústria, Administração e Comércio S.A.

Announce that pursuant Instruction CVM n° 358/02 the Board members, in a meeting on May 2nd, 2002, determined that the external auditors be replaced. The new auditors will be the firm PricewaterhouseCoopers Auditores Independentes.

Porto Alegre, May 3rd, 2002.

Management

Exhibit 3

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR), dated March 31, 2002, together with the Quarterly Information Report

(A free translation of the original in Portuguese)

Gerdau S.A.

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)
March 31, 2002

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

April 15, 2002

To the Management and Shareholders of
Gerdau S.A.

1 We have performed a special review of the individual (Company) and consolidated quarterly information of GERDAU S.A. which includes the balance sheet as of March 31, 2002, the statement of income for the quarter then ended, the performance report, and relevant information.

2 Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) together with the Federal Accounting Council and consisted principally of: (a) inquiries put to and discussions with management personnel responsible for the accounting, financial, and operating areas as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or may have significant effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any significant change that should be made in the aforementioned quarterly information for it to be in conformity with accounting practices derived from the Brazilian corporate law and standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of such mandatory quarterly information.

April 15, 2002
Gerdau S.A.

4 The balance sheet as of December 31, 2001, presented for comparative purposes, was audited by us and our unqualified report thereon was issued on January 28, 2002. The statement of income for the quarter ended March 31, 2001, presented for comparative purposes, was reviewed by us and our unqualified report thereon was issued on April 18, 2001.

Arthur Andersen S/C
CRC 2SP000123/S/RJ

Luis Fernando Coimbra Heidrich
Partner
Contador CRC RS 036948/O-S-RJ

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
Commercial, manufacturing, and other companies

Corporate Legislation
3/31/2002

THE REGISTRATION WITH CVM DOES NOT IMPLY ANY APPROVAL OF THE COMPANY. THE ACCURACY OF THE INFORMATION IS THE RESPONSIBILITY OF COMPANY MANAGEMENT.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayer Registration No. (CNPJ)
00398-0	Gerdau S.A.	33.611.500/0001-19
4 - Commercial Registry No. (NIRE)		
33300032266		

01.02 - ADDRESS OF HEAD OFFICE

1 - FULL ADDRESS Av. João XXXIII, 6777	2 - NEIGHBORHOOD OR DISTRICT Sta. Cruz			
3 - ZIP CODE 23568-900	4 - MUNICIPALITY Rio de Janeiro		5 - STATE RJ	
6 - AREA CODE 21	7 - TELEPHONE 2414-6000	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX 23423
11- AREA CODE 21	12 - FAX 2414-6243	13 - FAX -	14 - FAX -	
15 - E-MAIL **Inform@gerdau.com.br**				

01.03 - DIRECTOR OF MARKET RELATIONS (Address for correspondence with Company)

1 – NAME *Osvaldo Burgos Schirmer*	2 - ADDRESS Av. Farrapos, 1811			
3 - NEIGHBORHOOD OR DISTRICT Floresta	4 - ZIP CODE 90220-005	5 - MUNICIPALITY Porto Alegre	6 - STATE RS	
6 - AREA CODE 51	7 - TELEPHONE 3323-2000	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX 1337
11- AREA CODE 51	12 - FAX 3323-2281	13 - FAX -	14 - FAX -	
15 - E-MAIL **Inform@gerdau.com.br**				

01.04 - REFERENCES/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-NUMBER	4-BEGINNING	5-END	6-NUMBER	7-BEGINNING	8-END
1/1/2002	12/31/2002	1	1/1/2002	3/31/2002	4	10/1/2001	12/31/2001

9 - NAME OF INDEPENDENT ACCOUNTANT Arthur Andersen S/C	10 - CVM CODE 00283-6
11 - NAME OF RESPONSIBLE ACCOUNTANT Luis Fernando Coimbra Heidrich	12 - TAXPAYER ID NO. OF RESP. ACCOUNTANT 210.082.800-20

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, manufacturing, and other companies

Corporate Legislation
3/31/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayer Registration No. (CNPJ)
00398-0	Gerdau S.A.	33.611.500/0001-19

01.05 - CAPITAL COMPOSITION

NUMBER (THOUSANDS)	1 - CURRENT QUARTER 3/31/2002	2 - PRIOR QUARTER 12/31/2001	3 - SAME QUARTER PRIOR YEAR 3/31/2001
Paid in Capital			
1 – Common	39,382,020	38,382,020	39,382,020
2 – Preferred	74,109,686	74,109,686	74,109,686
3 – Total	113,491,706	113,491,706	113,491,706
Treasury Stock			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, manufacturing, and other
2 – SITUATION Operating
3 - SHARE CONTROL NATURE *Domestic private sector*
4 - ACTIVITY CODE 1140200 – Metallurgy
5 - MAIN ACTIVITY Steel
6 – CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified opinion

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2- CNPJ	3-NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND FOLLOWING THE QUARTER

1- ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - EARNINGS PER SHARE
01	RCA	12/20/2001	Interest on own capital	2/19/2002	Common (ON)	0.0009600000
02	RCA	12/20/2001	Interest on own capital	2/19/2002	Preferred (PN)	0.0010560000

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, manufacturing, and other companies

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayer Registration No. (CNPJ)
00398-0	Gerdau S.A.	33.611.500/0001-19

01.09 - CURRENT YEAR'S SUBSCRIBED CAPITAL AND CHANGES IN THE YEAR UNDERWAY

1- ITEM	2 - DATE OF CHANGE	3 - Subscribed Capital (Thousands of reais)	4 - CHANGE AMOUNT (Thousands of reais)	5 - NATURE OF CHANGE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - DIRECTOR FOR INVESTOR RELATIONS

1 – DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

02.01 - Balance Sheet - Assets (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 3/31/2002	4 - 12/31/2001
1	Total assets	5,139,209	4,685,839
1.01	Current assets	1,173,015	1,170,878
1.01.01	Available funds	4,349	173
1.01.02	Credits	561,090	608,772
1.01.02.01	Trade accounts receivable	441,491	402,919
1.01.02.03	Tax credits	15,389	28,626
1.01.02.05	Marketable securities	104,210	177,277
1.01.03	Inventories	547,446	499,900
1.01.03.01	Finished products	207,783	185,288
1.01.03.02	Work in process	115,457	99,799
1.01.03.03	Raw materials	95,305	88,897
1.01.03.04	Supplies	110,906	108,196
1.01.03.05	Advances to suppliers	17,995	17,720
1.01.04	Other	60,130	62,033
1.01.04.01	Other accounts receivable	40,409	40,560
1.01.04.02	Deferred income and social contribution taxes	2,371	1,953
1.01.04.03	Advances to employees	17,350	19,520
1.02	Long-term receivables	138,045	131,374
1.02.01	Sundry credits	21,565	19,917
1.02.01.01	Receivable under contract	14,900	13,252
1.02.01.02	Eletrobrás compulsory loans	6,665	6,665
1.02.02	Receivable from related parties	36,687	33,595
1.02.02.01	Affiliated companies	0	0
1.02.02.02	Subsidiary companies	36,687	33,595
1.02.02.03	Other related parties	0	0
1.02.03	Other	79,793	77,862
1.02.03.01	*Judicial deposits and other*	55,476	53,736
1.02.03.02	Deferred income and social contribution taxes	24,317	24,126
1.03	Permanent assets	3,828,149	3,383,587
1.03.01	Investments	2,201,430	1,759,939
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiary companies	2,187,065	1,746,157
1.03.01.03	Other	14,365	13,782
1.03.02	Fixed Assets	1,617,070	1,613,501
1.03.02.01	Land, buildings, and other facilities	668,130	657,239
1.03.02.02	Machinery, equipment, and fixtures	1,951,259	1,941,971
1.03.02.03	Furniture and office equipment	34,257	36,752
1.03.02.04	Vehicles	19,990	19,897
1.03.02.05	IT equipment	145,690	142,599
1.03.02.06	Construction in progress	202,298	183,828
1.03.02.07	Forests/reforestation	91,987	87,864
1.03.02.08	Accumulated depreciation	(1,496,251)	(1,456,649)
1.03.03	Deferred charges	9,649	10,147

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2002	4 - 12/31/2001
2	Total liabilities and shareholders' equity	5,139,209	4,685,839
2.01	Current liabilities	853,111	691,351
2.01.01	Loans and financing	571,696	323,304
2.01.02	Debentures	4,716	4,683
2.01.03	Suppliers	110,045	111,891
2.01.04	Taxes, fees, and contributions	95,739	82,491
2.01.05	Dividends payable	29,803	102,271
2.01.06	Provisions	0	0
2.01.07	Payable to related companies	0	0
2.01.08	Other	41,112	86,711
2.01.08.01	Salaries payable	20,678	31,929
2.01.08.02	Deferred income and social contribution taxes	6,758	6,634
2.01.08.03	Statutory participations	0	4,245
2.01.08.04	Other accounts payable	13,676	17,860
2.01.08.05	Creditors under contract	0	6,043
2.02	Long-term liabilities	1,511,513	1,308,729
2.02.01	Loans and financing	979,200	852,258
2.02.01.01	Domestic financing	304,615	318,874
2.02.01.02	Foreign financing	674,585	533,384
2.02.02	Debentures	300,891	231,317
2.02.03	Provisions	0	0
2.02.04	Payable to related parties	0	0
2.02.05	Other	231,422	225,154
2.02.05.01	Provision for contingencies	107,561	104,664
2.02.05.02	Deferred income and social contribution taxes	27,233	28,927
2.02.05.03	Other accounts payable	27,193	78,232
2.02.05.04	Employee benefits	13,331	13,331
2.02.05.05	Creditors under contract	56,104	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,774,585	2,685,759
2.05.01	Paid-up capital	1,320,133	1,320,133
2.05.02	Capital reserves	267,573	255,213
2.05.02.01	Monetary readjustment of capital	0	0
2.05.02.02	Investment subsidy	239,899	227,539
2.05.02.03	Special reserve – Law 8200/91	21,487	21,487
2.05.02.04	Other	6,187	6,187
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Affiliated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	1,110,413	1,110,413
2.05.04.01	Legal	87,408	87,408
2.05.04.02	Statutory	1,023,005	1,023,005
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/Accumulated losses	76,466	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

03.01 - Statement of Income (R$ thousand)

Code	Description	3 - 1/1/2002 to 3/31/2002	4 - 1/1/2002 to 3/31/2002	5 - 1/1/2001 to 3/31/2001	6 - 1/1/2001 to 3/31/2001
3.01	Gross revenues from sales and services	1,036,166	1,036,166	912,612	912,612
3.02	Deductions from gross revenue	(227,788)	(227,788)	(202,494)	(202,494)
3.02.01	Taxes on sales	(200,577)	(200,577)	(172,804)	(172,804)
3.02.02	Freight costs and discounts	(27,211)	(27,211)	(29,690)	(29,690)
3.03	Net revenues from sales and services	808,378	808,378	710,118	710,118
3.04	Cost of sales and/or services rendered	(473,248)	(473,248)	(482,715)	(482,715)
3.05	Gross profit	335,130	335,130	227,403	227,403
3.06	Operating expenses/income	(191,265)	(191,265)	(132,496)	(132,496)
3.06.01	Selling	(53,786)	(53,786)	(42,313)	(42,313)
3.06.02	General and administrative	(61,818)	(61,818)	(61,103)	(61,103)
3.06.03	Financial, net	(48,543)	(48,543)	(101,897)	(101,897)
3.06.03.01	Financial income	13,861	13,861	11,814	11,814
3.06.03.02	Financial expenses	(62,404)	(62,404)	(113,711)	(113,711)
3.06.04	Other operating income	2,081	2,081	4,167	4,167
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity interest in the results of subsidiaries and affiliated companies	(29,199)	(29,199)	68,650	68,650
3.07	Operating profit (loss)	143,865	143,865	94,907	94,907
3.08	Non-operating results	(5,300)	(5,300)	(276)	(276)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(5,300)	(5,300)	(276)	(276)
3.09	Income (loss) before taxes and profit sharing	138,565	138,565	94,631	94,631
3.10	Provision for income and social contribution taxes	(29,217)	(29,217)	(8,796)	(8,796)
3.11	Deferred income tax	2,179	2,179	6,747	6,747
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Income/Loss for the period	111,527	111,527	92,582	92,582
	Number of shares outstanding (thousands)	113,491,706	113,491,706	113,491,706	113,491,706
	Net income per share	0.00098	0.00098	0.00082	0.00082
	Loss per share				

NOTE 1 - PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared in accordance with corporate law (Law No. 6404/76, amended by articles 4 and 5 of Law No. 9249/95) and CVM Instruction No. 248 using book values.

NOTE 2 - SIGNIFICANT ACCOUNTING PRACTICES

a) Investments in subsidiaries are accounted for under the equity method. The result of the equity pick-up is recorded in profit and loss as an operating item.

b) The classification of current and non-current receivables and payables complies with the realization period or maturity up to March 31, 2003, or after this date, respectively, under the terms of articles 179 and 180 of Law No. 6404/76.

c) The provision for income and social contribution taxes was calculated in conformity with the legislation in force. Deferred income and social contribution taxes were determined based on CVM Resolution No. 273 of August 20, 1998

NOTE 3 – CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of March 31, 2002 include the accounts of Gerdau S.A. and its direct and indirect subsidiaries.

Practices used in preparing the consolidated financial statements which deserve note are as follows:

a) Gerdau S.A. and its subsidiaries adopt consistent accounting practices to record their operations and valuate their assets and liabilities. The financial statements of foreign companies were translated using the exchange rate that prevailed on the balance sheet date.

b) Amounts in balance sheet accounts attributable to transactions between consolidated companies have been eliminated.

c) Ownership of minority shareholders in subsidiaries is shown separately.

NOTE 4 – INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES

Name	Armafer Serviços de Construção Ltda.	Gerdau Internacional Empreendimentos Ltda. *	Gerdau Participações Ltda.	Other
Number of quotas	97,894,269	368,097,438	379,941,045	
Interest in voting capital	100%	99,31%	89,98%	
Interest in total capital	100%	99,31%	89,98%	
Shareholders' equity		1,013,610	578,472	
Profit	4,913	4,749	15,768	
Intercompany loan balance	289	-	-	36,398
Equity interest in the results of subsidiary and affiliated companies for the quarter	4,913	4,782	14,187	(53,081)
Accumulated equity in the results of subsidiary and affiliated companies for the year to date	4,913	4,782	14,187	(53,081)
Investment balance	144,855	1,006,619	520,490	14,574
Deposit for future capital increase	31,000	27,000	438,570	3,957

* - Company holding foreign investment.
** - Company holding investments in Aço Minas Gerais S.A. (Açominas)

The negative equity in the rubric "Other" basically refers to the subsidiary company, Sociedad Industrial Puntana S.A. (SIPSA), whose ownership was transferred during the quarter.

The intercompany loan balance is readjusted using the average weighted cost of borrowing.

NOTE 5 – DEFERRED CHARGES

Deferred charges (company and consolidated) comprise pre-operating expenses for projects relating to steel mill renovation, reforestation, as well as research, development, and restructuring.

Amortization is calculated on a straight-line basis using costs readjusted at rates determined on the basis of the production of the projects implemented in relation to their installed capacities.

NOTE 6 – FINANCIAL INSTITUTIONS

Payments on financing in local and foreign currencies (principally U.S. dollar) are due through October 15, 2011 and subject to the following charges:

a) Interest ranging from 7.50% to 12.50% (Company) and from 7.50% to 12.50% (Consolidated) per year plus monetary readjustment calculated based on the Brazilian Long-Term Interest Rate (TJLP).

b) LIBOR plus annual spread of from 2.25% to 11.13% (Company) and from 2.00% to 11.13% (Consolidated) and variations on foreign exchange.

FINAME (Government Agency for Machinery and Equipment Financing) loans are guaranteed by security interest in the assets financed. Other financing is guaranteed by collateral signatures (type of surety) of majority shareholders.

The schedule for the payment of the long-term portion of financing is as follows:

	Company	Consolidated
2003	155,308	503,888
2004	442,653	719,414
2005	239,991	659,529
2006	76,013	175,704
2007	15,365	45,634
After 2007	49,870	54,249
Total	979,200	2,158,418

NOTE 7 - DEBENTURES

Company and consolidated

Issuer	Approved at the Shareholders' Meeting	Number issued	Number in portfolio	Maturity
Gerdau S.A.	05/27/82	48,000	26,054	06/01/2011
	06/10/83	42,000	42,000	02/28/2012
	11/29/89	29,986	-	12/05/2005
	07/14/82	22,800	16,486	07/01/2012
	11/11/82	59,988	41,528	05/02/2013
	06/10/83	41,880	2,976	09/01/2014
	02/27/81	6,450	6,450	11/30/2015
	06/29/90	50,000	44,400	06/01/2020
Seiva S.A.	11/11/81	12,000	12,000	11/01/2015

The characteristics of the debentures are presented in table 10.01 of this form.

NOTE 8 – Renegotiated back taxes (REFIS)

On December 6, 2000, the Company joined the Tax Recovery Program (REFIS) to pay PIS and COFINS (turnover taxes) in installments. The balances of these tax debts are recorded under taxes and contributions, in current liabilities, and under accounts payable, in long-term liabilities. The balances of renegotiated taxes, the payment of which has been divided into 60 installments, are as follows:

	Company and consolidated		
	Principal	Interest	Total
PIS	41,428	9,835	51,263
COFINS	8,596	2,041	10,637
Total	50,024	11,876	61,900
Short-term portion	10,005	2,375	12,380
Long-term portion	21,677	5,147	26,824
Total	31,682	7,522	39,204

The Company paid taxes, contributions, and other liabilities regularly, which is a basic requirement to remain enrolled in the REFIS program.

In order to guarantee this operation, the Company offered R$ 78,494 thousand in land and buildings of the Company's Unit (Usina de Aços Especiais Piratini) located in the municipality of Charqueadas, state of Rio Grande do Sul.

Total tax credits relating to Income Tax and Social Contribution on Net Income from third parties o ffset against fine and interest upon the consolidation of REFIS program debts amounted to R$ 57,040 thousand on December 6, 2000, for which R$ 4,351 was paid. There was no use of own tax credits.

The negative net effect in results of operations for 2000 arising from the enrollment in REFIS – alternative installment regime was R$ 6,338 thousand.

NOTE 9 - CAPITAL

As of March 31, 2002, subscribed and paid-up capital of R$ 1,320,133 thousand was distributed among 39,382,020,386 common shares and 74,109,685,986 preferred shares, all without par value.

NOTE 10 – FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries operate with financial instruments, risks of which are managed through financial position strategies and exposure limit controls for the same. All transactions are fully recognized in the books of account and restricted to the instruments listed below:

- Financial investments – are recognized at their redemption value as of the balance sheet date;
- Investments and loans among subsidiary companies and related parties – are commented and presented in Note 4;
- Financing – is commented and presented in Note 6;
- Debentures – are commented and presented in Note 7;
- Financial derivatives – Gerdau S.A., in order to minimize the effects of variations in exchange rates on its liabilities, the company entered into swap operations that were converted into Reais on the contracting date and are subject to variations in the interbank deposit rate (CDI). Swap contracts are listed below:

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

04.01 - NOTES TO THE QUARTERLY INFORMATION

				Company and consolidated
Contracting date	Type	Amount (US$ thousand)	Proportion denominated in CDI	Maturity
2.12.2001	Eurobonds	50,000	84.5%	5.20.2004
2.12.2001	Eurobonds	50,000	87.0%	5.20.2004
7.18.2001	Eurobonds	30,000	103.7%	5.20.2004
3.30.2001	Import	9,515	100.0%	10.4.2004
10.4.2001	Import	32,556	100.0%	6.25.2002
12.5.2001	Import	12,559	100.0%	12.23.2002
1.8.2002	Import	15,089	100.0%	3.17.2004
7.16.2001	Prepayment	29,628	79.86%	3.1.2006
7.182001	Prepayment	9,879	92.80%	3.1.2006
2.20.2002	Working capital	15,000	106.00%	6.20.2005
2.20.2002	Working capital	39,000	106.00%	6.20.2005
2.5.2002	Investments	50,000	67.50%	10.29.2004
2.6.2002	Investments	50,000	67.95%	10.29.2004
2.6.2002	Investments	50,000	68.12%	10.29.2004
2.7.2002	Investments	66,000	70.65%	10.29.2004

b) Market value – the market values of financial instruments are shown below:

		Company		Consolidated
	Book value	Market value	Book value	Market value
Financial investments	104,210	104,210	889,906	889,906
Eurobonds	306,825	324,723	73,933	74,364
Other financing	1,244,071	1,244,071	3,959,475	3,959,475
Debentures	305,607	305,607	292,345	292,345
Investments	2,201,430	2,201,430	325,279	325,279
Related companies (assets)	36,687	36,687	37,087	37,087

The market value of Eurobonds was obtained through the quotation of the securities in the secondary financial market.

The Company believes that the other financial instruments, which are recognized in the books of account at their net contracted value, are substantially similar to those that would be obtained if they were negotiated in the market. However, because their markets are not active, there could be variations if the Company decided to settle them in advance.

c) Risk factors that may affect the business of the Company

Price risk of the goods: this risk is related to the possibility of fluctuation in the price of the products that the Company sells or in the price of the raw materials and other input materials used in the production process. Because it operates in a commodities market, the Company may have its sales revenue and its cost of sales affected by the changes in the international price of its products or materials. In order to minimize this risk, the Company permanently monitors the fluctuation of prices in the national and international markets.

Interest rate risk: this risk is originated from the possibility of the Company suffering losses (or gains) due to fluctuations in the interest rates applied to its assets and liabilities (invested) obtained in the market. In order to minimize possible impacts resulting from fluctuations in interest rates, the Company adopts the policy of using variable rates (such as the LIBOR and CDI) with periodic renegotiation of its contracts to adapt them to the market. The Company's policy is not to contract hedges for fluctuations in the interest rates.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates, affecting the financial expense (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In order to hedge against these fluctuations, the Company adopts the policy of contracting swap operations, as stated in item "a" above.

Credit risk: this arises from the possibility that the company may not receive amounts from sales transactions or deposits with financial institutions involving financial investment transactions. In order to mitigate this risk, the Company performs detailed analyses of the financial position of its customers, establishes credit limits, and performs permanent follow-up of its balances owed. With regard to financial investments, the Company only invests in institutions with a low credit risk assigned by rating agencies. Furthermore, each institution has a maximum limit for investment determined by the Company's credit committee.

NOTE 11 – INCOME TAX AND SOCIAL CONTRIBUTION

Company

	In R$ thousands			
Deferred balances	**ASSETS**		**LIABILITIES**	
	Current	Long term	Current	Long term
Deferred income tax	1,763	19,335	4,969	25,712
Deferred social contribution	608	4,982	1,789	1,521
	2,371	24,317	6,758	27,233

	In R$ thousand	
Basis for recognition of deferred taxes	IR	CS
ASSETS		
Provision for tax contingencies	55,361	55,361
Provision for expenses (export, commissions, interest)	6,748	6,748
Provision for losses - Eletrobrás credits	22,284	-
	84,393	62,109
LIABILITIES		
Accelerated depreciation (tax incentive)	82,895	-
Capital gain	39,292	36,780
Amortized negative goodwill	536	-
	122,723	36,780

	In R$ thousand		
Reconciliation	IR	CS	Total
Income before taxes	138,565	138,565	138,565
Nominal rate	25%	9%	34%
Income tax and social contribution tax expenses at nominal rates	(34,641)	(12,471)	(47,112)
Tax effects on:			
- Equity interest in the results of subsidiaries and affiliated companies	7,300	2,628	9,928
- Interest on own capital	8,766	3,156	11,922
- Permanent differences (net)	(1,074)	(702)	(1,776)
Income and social contribution taxes on income	(19,649)	(7,389)	(27,038)
Current	(21,619)	(7,598)	(29,217)
Deferred	1,970	209	2,179

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

04.01 - NOTES TO THE QUARTERLY INFORMATION

Consolidated

In R$ thousand

Deferred balances	ASSETS		LIABILITIES	
	Current	Long term	Current	Long term
Deferred income tax	24,296	111,155	5,794	338,404
Deferred social contribution tax	4,216	26,132	1,789	16,449
	28,512	137,287	7,583	354,853

In R$ thousand

Basis for recognition of deferred taxes	IR	CS
ASSETS		
Loss for income tax purposes	270,151	-
Negative social contribution basis	-	273,794
Provision for tax contingencies	260,951	56,572
Provision for losses on Eletrobrás credits	23,648	-
Provision for expenses (export, commissions, interest)	6,854	6,854
	561,604	337,220
LIABILITIES		
Accelerated depreciation (tax incentive)	929,167	50,366
Amortized negative goodwill	191,654	152,284
	1,120,821	202,650

In R$ thousand

Reconciliation	IR	CS	Total
Income before taxes	150,984	150,984	150,984
Nominal rate	25%	9%	34%
Income and social contribution tax expenses at nominal rates	(37,746)	(13,589)	(51,335)
Tax effects on:			
- Difference in rates of foreign companies	(6,084)	(1,720)	(7,804)
- Equity interest in results of subsidiaries and affiliated companies	(3,233)	(1,164)	(4,397)
- Interest on own capital	8,782	3,161	11,943
- Recovery of tax asset - Açominas	8,979	3,232	12,211
- Permanent differences (net)	10,233	3,513	13,746
Income and social contribution taxes on income	(19,069)	(6,567)	(25,636)
Current	(25,823)	(8,979)	(34,802)
Deferred	6,754	2,412	9,166

NOTE 12 – EXCHANGE DEVALUATION IN ARGENTINA

The steep devaluation of the Argentinean peso in relation to the U.S. dollar during the first quarter further worsened the economic situation in Argentina. This situation generated a loss of R$ 16.2 million on the businesses that Gerdau has there in the quarter. Of this total, R$ 10.1 million relates to the increase in financial expenses and R$ 6.1 million to losses on investment.

In order to adapt the structure of the shareholdings to the new economic reality of Argentina, Gerdau transferred its 71.77% participation in Sociedad Industrial Puntana S.A. - SIPSA to the affiliated company Sipar Aceros S.A., generating a loss of R$ 4.2 million recorded in non-operating expenses. As a result of this transaction, Sipar became the owner of 100% of Sipsa and Gerdau remains in business in Argentina through its 38.18% participation in Sipar. This new structure will improve synergy between the Argentinean companies, maximizing business opportunities, increasing results, and minimizing the impacts of fluctuations in the peso in relation to other currencies.

NOTE 13 – POST-EMPLOYMENT BENEFITS

a) Pension plan – defined benefit

The Company and other Group subsidiaries in Brazil, are the co-sponsors of defined benefit pension plans that cover almost all employees in Brazil ("Gerdau Plan" and "Açominas Plan"). Additionally, the Canadian and American subsidiaries of the Company sponsor defined benefit plans ("Canadian Plan" and "American Plan") that cover almost all of its employees. In addition to the pension plan, the American Plan establishes specific health benefits for retired employees, so long as they retire after a certain age and after completing a specific number of years of service. The American subsidiary has the right to modify or eliminate these benefits. Contributions are based on amounts determined on an actuarial basis.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, an entity created by the Gerdau Group for this purpose. The assets of the Gerdau Plan consist of investments in Bank certificates of deposit, securities, and investment funds. The Açominas Plan is administered by Fundação Açominas de Seguridade Social – Aços, a private pension fund created by Açominas for this specific purpose. The Canadian and American plans are managed by Royal Trust/Great West Life and Wells Fargo, respectively.

b) Pension plan – defined contribution

The company is also the co-sponsor of a defined contribution pension plan administered by Gerdau – Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of the employees. Foreign subsidiaries do not have a pension plan of this type.

c) Retirement benefits and termination of employment

The Company pays indemnities to executives upon their retirement or termination of employment. The amount corresponding to these indemnities is accrued.

NOTE 14 – CASH FLOW

				January to March
		Company		**Consolidated**
	2002	**2001**	**2002**	**2001**
Net income	111,527	92,582	125,348	92,285
Equity pick-up	29,199	(68,651)	12,933	(105,235)
Loss on disposal of fixed assets	524	383	1,554	383
Loss on disposal of investments	4,170	-	4,170	-
Debt indexation	16,849	65,089	19,589	117,455
Depreciation and amortization	45,446	44,409	109,485	93,088
Investment subsidies	12,360	6,227	12,360	6,227
Income tax and social contribution	12,033	449	11,878	23,249
Interest on debt	41,052	39,483	51,958	58,164
Contingency and judicial deposits	2,652	4,873	9,456	5,259
Variation in trade accounts receivable	(18,812)	(41,873)	(89,710)	(101,350)
Variation in inventory	(47,546)	(25,897)	(2,962)	(26)
Variation in suppliers	(3,435)	16,135	9,789	51,129
Other operating activity accounts	(57,520)	(6,029)(	75,358)	(2,860)
Net cash from operating activity	148,499	127,180	200,490	237,768
Purchase/disposal of property, plant, and equipment	(48,490)	(41,323)	(153,138)	(97,228)
Purchase of deferred charges	(550)	(1)	(603)	(83)
Purchase/disposal of property, plant, and equipment	(485,449)	(5,945)(	96,440)	(8,841)
Dividends	10,590	24,188	-	-
Use of cash for investment	(523,899)	(23,081)	(250,181)	(106,152)
Suppliers – fixed assets	1,515	(6,959)	1,487	(7,383)
Working capital financing	(13,915)	(13,615)	(13,699)	(4,295)
Debentures	58,091	8,438	58,091	8,438
Increase in financing of permanent assets	450,285	28,308	592,118	299,546
Amortization of financing of permanent assets	(42,242)	(31,055)	(531,579)	(335,557)
Payment of interest on financing	(28,347)	(13,119)	(40,531)	(32,741)
Loans with related companies	(3,091)	(9,801)	(8,994)	(2,748)
Payment of dividends/interest and profit sharing	(115,737)	(79,483)	(123,579)	(80,379)
Net cash from financial activity	306,559	(117,286)	(66,686)	(155,119)

				January to March
		Company		Consolidated
	2002	2001	2002	2001
Change in cash balance	(68,841)	(13,187)	(116,377)	(23,503)
Cash and cash equivalents				
At the beginning of the period	177,400	188,188	1,012,822	704,169
At the end of the period	108,559	175,001	896,445	680,666

05.01 - Comments to the Quarterly Performance

- As part of its ongoing implementation of good corporate governance practices, Gerdau S.A. will submit, a proposed change in its By-laws to include a 100% tag along at the Shareholders' Meetings that will be held on April 30, 2002. Accordingly, all minority shareholdings (whether common or preferred) will gain the right to be included in any public tender to acquire control and these shares will be entitled to the same price paid for the common shares held by the majority shareholder.

- The protectionist trade measures adopted by the USA and the European Union to safeguard local markets against the import of steel products will not have a direct effect on the Company's operations, because exports to these markets are extremely insignificant.

Production

- Production of crude steel totaled 815.9 thousand tons in the first quarter of 2002, 9.7% lower than in the same period of 2001.

- Rolled steel production reached 727.2 thousand tons. If compared to the first quarter of 2001, production of this product dropped 12.7%.

- Açominas, which is indirectly controlled by Gerdau S.A., produced 680.0 thousand tons of crude steed and 70.9 thousand tons of rolled steel in the quarter.

- North American subsidiaries produced 662.6 thousand tons of gross steel and 611.7 thousand tons of rolled steel, 12.6% more than the volumes produced in the first quarter of the prior year.

- South American subsidiaries (companies outside Brazil) produced 69.0 thousand tons of crude steel and 71.1 thousand tons of rolled steel. Compared to the first quarter of 2001, these volumes were 5.2% higher for steel and 8.1% lower for rolled steel.

Sales

- Total sales of the Company in the first quarter reached 840.1 thousand tons, presenting a decrease of 15.1% compared to the volumes sold in the first quarter of 2001.

- In the domestic market, 764.3 thousand tons were sold, 11.0% less th an in the first quarter of 2001. However , this was 7.1% higher than the volume of the fourth quarter of 2001, which totaled 713.7 thousand tons.

- Exports totaled 75.8 thousand tons, a decrease of 41.7% in relation to the exports in the first quarter of the prior year.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

05.01 - Comments to the Quarterly Performance

- Sales the subsidiary, Açominas, totaled 620.9 thousand tons in the quarter, of which 159.0 thousand tons were sold in the domestic market and 461.9 thousand tons were exported.

- North American subsidiaries sold 625.2 thousand tons of steel products during the first quarter of 2002, which represents 6.2% more than in the same period of 2001.

- South American units of Gerdau, excluding Brazil, sold 82.4 thousand tons, 23.9% lower than in the first quarter of 2001.

Results

- Net sales revenue totaled R$ 808.4 million in the first quarter of 2002, an increase of 13.8% compared to the same period in 2001. This growth is explained by the decrease in exports, improvement in the mix of products sold in the domestic market, and price readjustments in the period.

- The gross margin increased from 32.0% in the first quarter of 2001 to 41.5% in the first quarter of 2002. Gross profit reached R$ 335.1 million in the first quarter of this year, 47.4% more than in the same period of 2001.

- EBITDA reached R$ 265.0 million, 57.4% higher than the first quarter of 2001. The EBITDA margin increased from 23.7% to 32.8%.

- Net income reached R$ 111.5 million in the quarter, 20.5% higher than in the same period of 2001. The net margin increased from 13.0% to 13.8% in the same period.

Investments

- During the quarter, Gerdau S.A. invested US$ 19 million in fixed assets, which was basically used for maintenance and modernization of its mills.

Financial Debt

- On March 31, 2002, the gross debt was R$ 1.9 billion, of which R $ 576.4 million matured in the short term and R$ 1.3 billion in the long term.

- During 2001 and 2002, the Company entered into various swap transactions involving a substantial portion of its total foreign currency debt (R$ 902.2 million) to hedge against fluctuations in the U.S. dollar in relation to the Brazilian Real. On March 31, the balance of these operations was R$ 679.0 million (amount converted into Brazilian Reais as of the contract date).

05.01 - Comments to the Quarterly Performance

- The issue of debentures in the amount of R$ 300 million was approved in the Extraordinary General Meeting held on November 23 and the issue is being analyzed for registration the public offering with the Brazilian Securities Commission (CVM). The operation is being coordinated by Banco Citibank S.A. and Banco Itaú S.A. and 30 thousand non-convertible subordinated debentures are expected to be issued. Debentures will be registered for market trading in the National System for Debentures and BovespaFix.

Capital Markets

- In the first quarter of 2002, the shares of Gerdau S.A. (Bovespa: GGBR) were involved in 11,390 spot trades. Trading volume totaled R$ 284.6 million and involved 10.9 billion shares. Preferred shares appreciated 38.1% in the quarter and traded an average of R$ 4.8 million per day.

- On the New York Stock Exchange (NYSE: GGB), 2.9 million of ADR's of Gerdau S.A. were traded in the first quarter, involving a total volume of US$ 31.7 million or an average of US$ 530 thousand per day.

- Interest on own capital was paid to the shareholders of the Company o n February 19. The amount of R$ 0.960 was paid per thousand common shares and R$ 1.056 per thousand preferred shares, totaling R$ 116.1 million.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
Commercial, industrial and other companies

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

06.01 - Consolidated balance sheet - Assets (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 3/31/2002	4 - 12/31/2001
1	Total assets	9,871,859	9,766,420
1.01	Current assets	3,380,820	3,360,282
1.01.01	Available funds	6,539	38,647
1.01.02	Credits	1,895,747	1,866,451
1.01.02.01	Trade accounts receivable	951,361	829,010
1.01.02.02	Tax credits	54,480	63,266
1.01.02.03	Marketable Securities	889,906	974,175
1.01.03	Inventories	1,359,638	1,331,133
1.01.03.01	Finished products	534,371	555,266
1.01.03.02	Work in process	240,415	183,159
1.01.03.03	Raw materials	300,251	303,458
1.01.03.04	Supplies	260,421	263,760
1.01.03.05	Advances to suppliers	24,180	25,490
1.01.04	Other	118,896	124,051
1.01.04.01	Other receivables	68,657	74,926
1.01.04.02	Deferred income and social contribution taxes	28,512	25,632
1.01.04.03	Advances to employees	21,727	23,493
1.02	Long-term receivables	319,967	274,173
1.02.01	Sundry credits	9,345	9,345
1.02.01.01	Compulsory Eletrobrás loans	9,345	9,345
1.02.02	Receivable from related parties	37,087	28,093
1.02.02.01	Affiliated companies	37,087	28,093
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	273,535	236,735
1.02.03.01	Judicial deposits and other	136,248	134,594
1.02.03.02	Deferred income and social contribution taxes	137,287	102,141
1.03	Permanent assets	6,171,072	6,131,965
1.03.01	Investments	325,279	310,595
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiary companies	0	0
1.03.01.03	Other	0	0
1.03.02	Fixed assets	5,829,171	5,807,868
1.03.02.01	Land, buildings and other facilities	2,985,614	2,945,528
1.03.02.02	Machinery, equipment, and fixtures	5,486,102	5,271,514
1.03.02.03	Furniture and office equipment	96,787	102,600
1.03.02.04	Vehicles	32,024	32,539
1.03.02.05	Electronic data processing equipment	156,530	153,295
1.03.02.06	Construction in progress	492,550	403,440
1.03.02.07	Forests/reforestation	133,387	128,713
1.03.02.08	Accumulated depreciation	(3,553,823)	(3,229,761)
1.03.03	Deferred charges	16,622	13,502

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

06.02 - Consolidated balance sheet - Liabilities and Shareholders' Equity (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2002	4 - 12/31/2001
2	Total liabilities and shareholders' equity	9,871,859	9,766,420
2.01	Current liabilities	2,851,400	3,154,295
2.01.01	Loans and financing	1,874,990	2,101,970
2.01.02	Debentures	4,716	4,683
2.01.03	Suppliers	596,805	580,790
2.01.04	Taxes, fees, and contributions	137,407	88,459
2.01.05	Dividends payable	32,713	111,943
2.01.06	Provisions	0	0
2.01.07	Payable to related companies	0	0
2.01.08	Other	204,769	266,450
2.01.08.01	Salaries payable	71,187	84,454
2.01.08.02	Deferred income and social contribution taxes	7,583	6,812
2.01.08.03	Other payables	125,999	175,184
2.02	Long-term liabilities	3,048,552	2,696,274
2.02.01	Loans and financing	2,158,418	1,841,526
2.02.02	Debentures	287,629	218,591
2.02.03	Provisions	0	0
2.02.04	Payable to related parties	0	0
2.02.05	Other	602,505	636,157
2.02.05.01	Provision for contingencies	134,698	129,680
2.02.05.02	Deferred income and social contribution taxes	354,853	336,611
2.02.05.03	Other payables	66,576	123,488
2.02.05.04	Benefits to employees	46,378	46,378
2.03	Deferred charges	0	0
2.04	Minority interest	1,197,322	1,230,092
2.05	Shareholders' equity	2,774,585	2,685,759
2.05.01	Paid-up capital	1,320,133	1,320,133
2.05.02	Capital reserves	267,573	255,213
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/affiliated companies	0	0
2.05.04	Revenue reserves	1,110,413	1,110,413
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/Accumulated losses	76,466	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

07.01 - Consolidated Statement of Income (R$ thousands)

Code	Description	3 - 1/1/2002 to 3/31/2002	4 - 1/1/2002 to 3/31/2002	5 - 1/1/2001 to 3/31/2001	6 - 1/1/2001 to 3/31/2001
3.01	Gross revenues from sales and services	2,053,310	2,053,310	1,623,820	1,623,820
3.02	Gross sales deductions	(394,417)	(394,417)	(277,547)	(277,547)
3.02.01	Taxes on sales	(238,880)	(238,880)	(199,886)	(199,886)
3.02.02	Freight costs and discounts	(155,537)	(155,537)	(77,661)	(77,661)
3.03	Net revenues from sales and services	1,658,893	1,658,893	1,346,273	1,346,273
3.04	Cost of sales and services rendered	(1,161,377)	(1,161,377)	(1,015,978)	(1,015,978)
3.05	Gross profit	497,516	497,516	330,295	330,295
3.06	Operating expenses/income	(334,120)	(334,120)	(237,966)	(237,966)
3.06.01	Selling	(71,331)	(71,331)	(53,472)	(53,472)
3.06.02	General and administrative	(123,382)	(123,382)	(103,183)	(103,183)
3.06.03	Financial, net	(125,136)	(125,136)	(192,533)	(192,533)
3.06.03.01	Financial income	23,802	23,802	18,808	18,808
3.06.03.02	Financial expenses	(148,938)	(148,938)	(211,341)	(211,341)
3.06.04	Other operating income	0	0	5,987	5,987
3.06.05	Other operating expenses	(1,338)	(1,338)	0	0
3.06.06	Equity interest in the results of subsidiary and affiliated companies	(12,933)	(12,933)	105,235	105,235
3.07	Operating profit (loss)	163,396	163,396	92,329	92,329
3.08	Non-operating results	(12,412)	(12,412)	(243)	(243)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(12,412)	(12,412)	(243)	(243)
3.09	Income (loss) before taxes and profit sharing	150,984	150,984	92,086	92,086
3.10	Provision for income and social contribution taxes	(34,802)	(34,802)	(4,596)	(4,596)
3.11	Deferred income tax	9,166	9,166	4,795	4,795
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital				
3.14	Minority interest				
3.15	Net income (loss)	111,527	111,527	92,582	92,582
	Number of outstanding shares (thousands)	113,491,706	113,491,706	113,491,706	113,491,706
	Net income per share	0.00098	0.00098	0.00082	0.00082
	Loss per share				

08.01 - Comments on the Consolidated Performance

- As part of the ongoing implementation of good corporate governance practices, Gerdau group companies will submit a proposed change in their By-laws to include a 100% tag along at the Shareholders' Meetings that will be held on April 30, 2002,. Accordingly, all minority shareholdings (whether common or preferred) will gain the right to be included in any public tender to acquire control, and these shares will be entitled to the same price paid for the common shares held by the majority shareholder.

- As a result of the investments made at the end of 2001 to increase its stake in Açominas to 54.14% and increase its business in the United States by acquiring the Cartersville steel mill, Gerdau S.A. began to fully consolidate the results of these units in the quarter. Accordingly, any comparison of the results for the first quarter of 2002 to those of prior quarters is impacted by these changes.

- As previously disclosed, there was an accident at Açominas on March 23 involving one of the three blast-furnace regenerators. This event only caused damage to property and forced the shutdown of blast-furnace production during three weeks. It is important to emphasize that Açominas has an insurance policy that covers operating risks (all risk) and loss of profits, which will cover any losses arising from the accident.

- In order to adapt the new shareholding structure to the economic scenario in Argentina, Gerdau implemented financial and corporate restructurings of Company's business in this country. At the end of March, the Company's 71.77% stake in Sociedad Industrial Puntana S.A. (SIPSA) was transferred to the affiliated company, Sipar Aceros S.A., which generated a loss of R$ 4.2 million recorded as non-operating expenses. After this transaction, Gerdau held a 38.18% stake in Sipar, while Sipsa became a wholly-owned subsidiary of Sipar. This new structure will improve synergy between Argentine companies, thus maximizing business opportunities, enhancing results, and minimizing the impact of fluctuations in the Argentine peso in relation to other currencies.

- The steep devaluation of the peso in relation to the US dollar in the first quarter further worsened the economic situation in Argentina. In addition to the amounts recorded in 2001 balance sheets, this situation generated a R$ 16.2 million loss for the Company's business in this country. Of this total, R$ 10.1 million relates to the increase in financial expenses and R$ 6.1 million to losses on investment.

- The protectionist trade measures adopted by the USA and the European Union to safeguard local markets against the import of steel products will not have a direct effect on our operations, because our exports to these markets are extremely insignificant. It should be emphasize that Gerdau units in the United States are totally independent and do not depend on raw materials imported from Brazil.

Production

- The production of crude steel totaled 2.2 million tons in the first quarter of 2002, an increase of 23.9% compared to the same period in 2001. Production of rolled steel remained steady, totaling 1.5 million tons. Compared to the fourth quarter of 2001, these volumes rose 8.7% for steel and 2.7% for rolled steel .

08.01 - Comments on the Consolidated Performance

- The operations of Gerdau S.A. and Açominas produced 1.5 million tons of crude steel, 30.8% more than in the first quarter of the previous year. The production of rolled steel totaled 798.1 thousand tons, 6.8% lower than the volume achieved in the first quarter of 2001.

- Gerdau companies in North America produced 662.6 thousand tons of crude steel and 611.7 thousand tons of rolled steel, 12.6% more than the volume produced in the first quarter of the previous year.

- Gerdau businesses in South America remained adequate considering the level of market demand. Crude steel production totaled 69.0 thousand tons and 71.1 thousand tons for rolled steel. Compared to the first quarter of 2001, these volumes were 5.2% higher for steel and 8.1% lower for rolled steel. The reason for this decrease was the weaker performance of the companies in Argentina.

In 1,000 tons

Production	**1Q02**	**1Q01**	**4Q01**
Crude Steel			
In Brazil	1,496	1,143	1,430
In North America	663	588	542
In South America	69	66	77
Total	2,228	1,797	2,049
Rolled steel			
In Brazil	798	857	832
In North America	612	543	526
In South America	71	77	84
Total	1,481	1,477	1,442

Sales

- Consolidated sales for the quarter totaled 2.1 million tons, an increase of 13.1% and 7.9%, respectively, compared to the volumes sold in the first and fourth quarters of 2001.

- A total of 876.0 thousand tons were sold in the domestic market, 5.9% less than in the first quarter of 2001. However, this was 9.7% higher than the volume in the fourth quarter of that year. Exports totaled 535.8 thousand tons, more than the twice (+117,8%) the volume exported in the first quarter of the prior year.

- Gerdau companies in North America sold 625.2 thousand tons of steel products during the first quarter of 2002, which represents 6.2% more than in the same period of 2001 and 19.9% more compared to the fourth quarter of that year.

08.01 - Comments on the Consolidated Performance

- Gerdau units in South America, excluding Brazil, sold 82.4 thousand tons, 23.9% less than in the first quarter of 2001, which is the result of a retraction in the Argentine market.

Sales			In 1,000 tons
	1Q02	**1Q01**	**4Q01**
Brazil			
Domestic	876	931	799
Exports	536	246	553
Total	1,412	1,177	1,352
Foreign			
North America	625	589	521
South America	82	108	90
Total	707	697	611
Total Consolidated	2,119	1,874	1,963

Results

- Net sales revenue reached R$ 1.7 billion in the first quarter of this year, 23.2% higher than in the same period of 2001. This growth is explained by the increase of 13.1% in total sales volume, by the improvement in the mix of products sold in the domestic market, and by the consolidation of the operations of the steel mill in Cartersville, for which average prices of products manufactured are higher than those for products of other units in the United States.

- Gross margin increased from 24.5% in the first quarter of 2001 to 30.0% in the first quarter of 2002. Gross profit reached R$ 497.5 million in the first quarter of this year, an increase of 50.6% compared to the same period in 2001.

- Selling, general, and administrative expenses totaled R$ 194.7 million in the quarter, remaining at approximately 11.7% of net sales revenue.

- With the full consolidation of Açominas and new unit in the United States, EBITDA reached R$ 412.3 million, 54.6% higher than in the first quarter of 2001. The EBITDA margin grew from 19.8% to 24.9%.

- Net financial expenses totaled R$ 125.1 million, 35.0% less than in the first quarter of 2001. This reduction is mainly a result of the stability of the real in relation to the U.S. dollar. Of total net financial expenses, R$ 41.4 million corresponds to foreign exchange and monetary variations on domestic and foreign debt.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

08.01 - Comments on the Consolidated Performance

- In Argentina, the devaluation of the peso in relation to the U.S. dollar and the Brazilian Real generated a loss of R$ 16.2 million in the quarter for Gerdau businesses in that country. Of this amount, R$ 10.1 million relates to the increase in financial expenses and R$ 6.1 million to losses relating to equity interest in the results of subsidiary and affiliated companies.

- Consolidated net income, including minority interests, reached R$ 125.3 million in the quarter, 35.8% higher than in the same period of 2001. The net margin increased from 6.9% to 7.6% in the same period.

In R$ million

Results	**1Q02**	**1Q01**	**4Q01**
Net revenue			
Consolidated Brazil	1,090.8	796.7	1.013.1
North America	503.5	467.0	279.1
South America	64.6	82.6	7.4
Total	1,658.9	1,346.3	1,299.6
EBITDA			
Consolidated Brazil	333.2	194.5	270.3
North America	60.4	51.0	23.4
South America	18.8	16.8	(5.5)
Total	412.4	262.3	288.2
Net Income			
Consolidated Brazil	113.2	84.9	167.2
North America	13.4	4.3	9.4
South America	(1.3)	2.3	(1.8)
Total	125.3	91.5	174.8

Investments

- During the quarter, Gerdau companies invested US$ 62.3 million in fixed assets, of which US$ 11.9 million abroad and US$ 50.4 million in Brazil.

- In addition to these investments, it should be mentioned that the purchase of the investment of 17.67% in the capital of Açominas acquired from the Brazilian Central Bank in an auction held in December 2001 was concluded in the quarter. As a consequence, the participation of Gerdau in the capital of Açominas increased to 54.14%.

08.01 - Comments on the Consolidated Performance

- On February 7, 2002, Gerdau signed a contract with Natsteel (Singapore) to purchase its ownership interest of 24.8% in the capital of Açominas. Under the terms of the contract, Gerdau can exercise the right to purchase up to September 9, 2002 and pay the agreed price of R$ 508.9 million (subject to fluctuations in the U.S. dollar) up to ten days after the end of the preferred term of 30 days to which the other shareholders of the controlling part have a right.

Financial Debt

- As of March 31, 2002, consolidated net debt was R$ 3.4 billion, an increase of 8.7% in relation to the balance outstanding as of December 31, 2001. The main causes of this growth were the increase in the debt due to the purchase of the ownership interest in the capital of Açominas, and the decrease in cash, due to the payment of interest on own capital.

	In R$ million
Short-term	
Local currency	358
Foreign currency	756
Foreign companies	766
Total	1,880
Long-term	
Local currency	759
Foreign currency	843
Foreign companies	844
Total	2,446
Gross debt	4,326
Cash and cash equivalents and financial investments	897
Net debt	3,429

- Of the foreign currency debt of Gerdau companies in Brazil, R$ 679.0 million (amount converted to real on the date of the contract) was hedged against fluctuations in the U.S. dollar in relation to the Real through swap transactions entered into during 2001 and 2002.

- At the end of the quarter, the relation EBITDA/Net financial expenses (excluding monetary and foreign exchange variations) was 4.9 x and the Gross debt/EBITDA (last 12 months) was 3.0 x.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

08.01 - Comments on the Consolidated Performance

- The issue of debentures in the amount of R$ 300 million approved in the Extraordinary Shareholders' Meeting held on November 23 is still under analysis for registration of the publicoffering with the Brazilian Securities Commission (CVM). The operation is being coordinated by Banco Citibank S.A. and Banco Itaú S.A. and is expected to involve the issue of 30 thousand non-convertible subordinated debentures. The debentures will be registered for market trading in the National System for Debentures and BovespaFix.

Capital Market

- In the first quarter of 2002, the shares of Gerdau S.A. (Bovespa: GGBR) were traded in 11,390 spot transactions. Trading volume totaled R$ 284.6 million and involved 10.9 billion shares. Preferred shares appreciated 38.1% in the quarter and traded an average of R$ 4.8 million per day.

- On the New York Stock Exchange (NYSE: GGB), 2.9 million of ADR's of Gerdau S.A. were traded in the first quarter, involving a total volume of US$ 31.7 million or an average of US$ 530 thousand per day.

- Interest on own capital was paid to the shareholders of Gerdau companies on February 19. Gerdau S.A. paid R$ 0.960 per thousand common shares and R$ 1,056 per thousand preferred shares, totaling R$ 116.1 million.

- Continuing the tradition, on April 19 a conference call will be made to comment on the results of the first quarter of 2002. Parties interested in participating can obtain more information at the website www.gerdau.com.br/ri.

- On April 29, Gerdau will hold a national meeting with the membership of the Brazilian Association of Capital Market Analysts (ABAMEC) at the Sheraton Mofarrej Hotel in São Paulo. The performance of the Group companies in the first quarter of 2002 will be presented at this event.

THE MANAGEMENT

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - COMPANY NAME	3 – CNPJ	4 - CLASSIFICATION	5 - % OF SHARE HOLDERS' EQUITY OF CAPITAL	6 - % OF SHARE HOLDERS' EQUITY OF INVESTOR
7 - TYPE OF COMPANY		8 – NUMBER OF SHARES FOR THE QUARTER (THOUSANDS)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (THOUSANDS)	
01	Gerdau Intern. Empreend. Ltda.	87.040.598/0001-20	Closed Subsidiary	99.31	37.25
Commercial, manufacturing, and other companies		368,097		368,097	
03	Gerdau Participações Ltda.	02.186.673/0001-03	Closed Subsidiary	89.98	34.57
Commercial, manufacturing, and other companies		379,941		379,941	

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	01
2 – ORDER NUMBER	03
3 – CVM REGISTRATION NUMBER	DCA-82/018
4 – CVM REGISTRATION DATE	7.29.1982
5 – ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6.1.1982
9 – MATURITY DATE	6.1.2011
10 – TYPE OF DEBENTURE	NO PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	100% of CDI
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	342.69
14 – ISSUED AMOUNT (thousands of reais)	8,224
15 – NUMBER OF ISSUED BONDS (UNIT)	24,000
16 – OUTSTANDING BONDS (UNIT)	15,041
17 – TREASURY BONDS (UNIT)	8,959
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	2.1.2002
22 – DATE OF THE NEXT EVENT	6.1.2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	02
2 – ORDER NUMBER	03
3 – CVM REGISTRATION NUMBER	DCA-82/019
4 – CVM REGISTRATION DATE	8.11.1982
5 – ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6.1.1982
9 – MATURITY DATE	6.1.2011
10 – TYPE OF DEBENTURE	NO PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	100% of CDI
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	342.69
14 – ISSUED AMOUNT (thousands of reais)	8,224
15 – NUMBER OF ISSUED BONDS (UNIT)	24,000
16 – OUTSTANDING BONDS (UNIT)	6,905
17 – TREASURY BONDS (UNIT)	17,095
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	2.1.2002
22 – DATE OF THE NEXT EVENT	6.1.2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	03
2 – ORDER NUMBER	04
3 – CVM REGISTRATION NUMBER	DCA-83/043
4 – CVM REGISTRATION DATE	8.8.1983
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	5.31.1983
9 – MATURITY DATE	2.28.2012
10 – TYPE OF DEBENTURE	NO PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	100% of CDI
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	342.69
14 – ISSUED AMOUNT (thousands of reais)	14,392
15 – NUMBER OF ISSUED BONDS (UNIT)	42,000
16 – OUTSTANDING BONDS (UNIT)	0
17 – TREASURY BONDS (UNIT)	42,000
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	2.1.2002
22 – DATE OF THE NEXT EVENT	6.1.2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	04
2 – ORDER NUMBER	05
3 – CVM REGISTRATION NUMBER	
4 – CVM REGISTRATION DATE	
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	CONVERTIBLE
7 – NATURE OF ISSUANCE	PRIVATE
8 - DATE OF ISSUANCE	11.5.1989
9 – MATURITY DATE	12.5.2005
10 – TYPE OF DEBENTURE	NO PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	REFERENTIAL RATE (TR) + 8% p.a.
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	589.79
14 – ISSUED AMOUNT (thousands of reais)	27,258
15 – NUMBER OF ISSUED BONDS (UNIT)	46,218
16 – OUTSTANDING BONDS (UNIT)	29,986
17 – TREASURY BONDS (UNIT)	0
18 – REDEEMED BONDS (UNIT)	16,232
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	
22 – DATE OF THE NEXT EVENT	5.5.2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	05
2 – ORDER NUMBER	7
3 – CVM REGISTRATION NUMBER	DCA-82/024
4 – CVM REGISTRATION DATE	2.28.1982
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	7.1.1982
9 – MATURITY DATE	7.1.2012
10 – TYPE OF DEBENTURE	NO PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	100% of CDI
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	342.69
14 – ISSUED AMOUNT (thousands of reais)	7,813
15 – NUMBER OF ISSUED BONDS (UNIT)	22,800
16 – OUTSTANDING BONDS (UNIT)	6,314
17 – TREASURY BONDS (UNIT)	16,486
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	2.1.2002
22 – DATE OF THE NEXT EVENT	6.1.2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	06
2 – ORDER NUMBER	8
3 – CVM REGISTRATION NUMBER	DCA-82/004
4 – CVM REGISTRATION DATE	12.23.1982
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	11.1.1982
9 – MATURITY DATE	5.2.2013
10 – TYPE OF DEBENTURE	NO PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	100% of CDI
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	342.69
14 – ISSUED AMOUNT (thousands of reais)	20,557
15 – NUMBER OF ISSUED BONDS (UNIT)	59,988
16 – OUTSTANDING BONDS (UNIT)	18,460
17 – TREASURY BONDS (UNIT)	41,528
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	2.1.2002
22 – DATE OF THE NEXT EVENT	6.1.2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	07
2 – ORDER NUMBER	9
3 – CVM REGISTRATION NUMBER	DCA-83/044
4 – CVM REGISTRATION DATE	8.8.1983
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	5.1.1983
9 – MATURITY DATE	9.1.2014
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	100% OF CDI
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	342,69
14 – ISSUED AMOUNT (thousands of reais)	14,351
15 – NUMBER OF ISSUED BONDS (UNIT)	41,880
16 – OUTSTANDING BONDS (UNIT)	38,904
17 – TREASURY BONDS (UNIT)	2,976
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	2.1.2002
22 – DATE OF THE NEXT EVENT	6.1.2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	08
2 – ORDER NUMBER	10
3 – CVM REGISTRATION NUMBER	DEB-81/017
4 – CVM REGISTRATION DATE	5.7.1981
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	2.27.1981
9 – MATURITY DATE	11.30.2015
10 – TYPE OF DEBENTURE	SUBORDINATE
11 – CONDITION OF REMUNERATION IN EFFECT	
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	1,028.08
14 – ISSUED AMOUNT (thousands of reais)	6,631
15 – NUMBER OF ISSUED BONDS (UNIT)	6,450
16 – OUTSTANDING BONDS (UNIT)	0
17 – TREASURY BONDS (UNIT)	6,450
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	
22 – DATE OF THE NEXT EVENT	11.30.2015

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	09
2 – ORDER NUMBER	11
3 – CVM REGISTRATION NUMBER	DEB-90/041
4 – CVM REGISTRATION DATE	9.3.1990
5 – ISSUED SERIES	A
6 - TYPE OF ISSUANCE	·SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6.1.1990
9 – MATURITY DATE	6.1.2020
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	100% OF CDI
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	1,293.19
14 – ISSUED AMOUNT (thousands of reais)	32,329
15 – NUMBER OF ISSUED BONDS (UNIT)	25,000
16 – OUTSTANDING BONDS (UNIT)	4,166
17 – TREASURY BONDS (UNIT)	20,834
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	2.1.2002
22 – DATE OF THE NEXT EVENT	6.1.2002

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ	ATTACHMENT 1
00398-0	Gerdau S.A.	33.611.500/0001-19	

10.01 - Characteristics of the Public or Private Issue of Debentures

1 – ITEM	10
2 – ORDER NUMBER	11
3 – CVM REGISTRATION NUMBER	DEB-91/004
4 – CVM REGISTRATION DATE	1.8.1991
5 – ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6.1.1990
9 – MATURITY DATE	6.1.2020
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	100% OF CDI
12 – PREMIUM/DISCOUNT	
13 – PAR VALUE (reais)	1,293.19
14 – ISSUED AMOUNT (thousands of reais)	32,329
15 – NUMBER OF ISSUED BONDS (UNIT)	25,000
16 – OUTSTANDING BONDS (UNIT)	1,434
17 – TREASURY BONDS (UNIT)	23,566
18 – REDEEMED BONDS (UNIT)	0
19 – CONVERTED BONDS (UNIT)	0
20 – BONDS TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	2.1.2001
22 – DATE OF THE NEXT EVENT	6.1.2002

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

16.01 Other information the company deems relevant

In compliance with the Differentiated Practices Regulation for Corporate Governance (Level 1), we present below tables containing the ownership interests of all those directly or indirectly holding more than 5% of voting capital, including individuals.

- POSITION AS OF MARCH 31, 2002

GERDAU S.A. – CNPJ No. 33.611.500/0001-19
- Capital: R$ 1,320,133,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	NUMBER OF SHARES					
	COMMON		PREFERRED		TOTAL	
	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
METALÚRGICA GERDAU S/A	32,677,464,100	82.98	20,749,031,208	28.00	53,426,495,308	47.08
STA. FELICIDADE COM. EXP. DE PRODS SID LTDA	936,949,502	2.38	2,999,759,664	4.05	3,936,709,166	3.47
OTHER CONTROLLING SHAREHOLDERS	1,540,121,656	3.91	95,139,193	0.13	1,635,260,849	1.44
SUM	35,154,535,258	89.27	23,843,930,065	32.17	58,998,465,323	51.98
OUTSTANDING SHARES	4,227,498,036	10.73	50,265,755,921	67.83	54,493,241,049	48.02
TOTAL ISSUED	39,382,020,386	100.00	74,109,685,986	100.00	113,491,706,372	100.00

METALÚRGICA GERDAU S.A. – CNPJ No. 92.690.783/0001-09
- Capital: R$ 520,280,456.81

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	NUMBER OF SHARES					
	COMMON		PREFERRED		TOTAL	
	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
INDAC – IND. ADM. E COM. S/A	2,238,363,245	32.30	-	-	2,238,363,245	10.77
GRUPO GERDAU EMPREEND. LTDA	1,772,306,748	25.57	676,872	0.00	1,772,983,620	8.53
GERSUL EMPREEND. IMOBS. LTDA	965,121,748	13.93	-	-	965,121,748	4.64
SUM	4,975,791,741	71.80	676,872	0.00	4,976,486,613	23.94
OTHER	1,954,940,999	28.20	13,860,788,608	100.00	15,815,729,607	76.06
TOTAL	6,930,732,740	100.00	13,861,465,480	100.00	20,792,198,220	100.00

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

16.01 Other information the company deems relevant

STA FELICIDADE COM., IMPORT. E EXPORT DE PROD.
SIDERÚRGICOS LTDA – CNPJ No. 78.566.288/0001-53
- Capital: R$ 30,000,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	TOTAL	
	NUMBER OF SHARES	%
METALÚRGICA GERDAU S/A	29,999,450	100.00
GRUPO GERDAU EMPREENDIMENTOS LTDA	150	0.00
SUM	29,999,600	100.00
OTHER	400	0.00
TOTAL	30,000,000	100.00

INDAC – INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A - CNPJ No. 92.690.817/0001-57
- Capital: R$ 129,675,568.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	NUMBER OF SHARES					
	COMMON		PREFERRED		TOTAL	
	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
CINDAC – EMPREEND. E PART. S/A	405,885,087	100.00	-	-	405,885,087	33.34
OTHER	-	-	811,683,628	100.00	811,683,628	66.66
TOTAL	405,885,087	100.00	811,683,628	100.00	1,217,568,715	100.00

GRUPO GERDAU EMPREENDIMENTOS LTDA – CNPJ No. 87.153.730/0001-00
- Capital: R$ 30,238,616.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	TOTAL	
	NUMBER OF SHARES	%
INDAC – INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO SA	26,557,324	87.83
OTHER	3,681,292	12.17
TOTAL	30,238,616	100.00

16.01 Other information the company deems relevant

GERSUL EMPREENDIMENTOS IMOBILIÁRIOS LTDA – CNPJ No. 89.558.555/0001-67
- Capital: R$ 15,000,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	TOTAL	
	NUMBER OF SHARES	%
GRUPO GERDAU EMPREENDIMENTOS LTDA	4,599,393	30.66
AÇOTER PARTICIPAÇÕES LTDA	5,676,577	37.85
INDAC – IND. ADM. E COMÉRCIO S/A	3,492,430	23.28
SUM	13,768,400	91.79
OTHER	1,231,600	8.21
TOTAL	15,000,000	100.00

CINDAC – EMPREENDIMENTOS E PARTICIPAÇÕES S/A - CNPJ No. 89.550.883/0001-17
- Capital: R$ 41,660,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	NUMBER OF SHARES					
	COMMON		PREFERRED		TOTAL	
	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
GETER – REPRES. E ADM. LTDA	1	25.00	-	-	1	25.00
KLATER – REPRES. E ADM. LTDA	1	25.00	-	-	1	25.00
JOTER – REPRES. E ADM. LTDA	1	25.00	-	-	1	25.00
FRETER – REPRES. E ADM. LTDA	1	25.00	-	-	1	25.00
TOTAL	4	100.00	-	-	4	100.00

AÇOTER PARTICIPAÇÕES LTDA – CNPJ No. 02.290.525/0001-34
- Capital: R$ 12,800,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	TOTAL	
	NUMBER OF SHARES	%
CINDAC – EMPREEND. E PARTICIPAÇÕES S/A	10,609,500	82.89
GRUPO GERDAU EMPREENDIMENTOS LTDA	2,190,500	17.11
TOTAL	12,800,000	100.00

16.01 Other information the company deems relevant

GETER – REPRESENTAÇÕES E ADMINISTRAÇÃO LTDA – CNPJ No. 92.690.833/0001-40
- Capital: R$ 22,000,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	TOTAL	
	NUMBER OF SHARES	%
GERMANO HUGO GERDAU JOHANNPETER	21,995,674	99.98
OTHER	4,326	0.02
TOTAL	22,000,000	100.00

KLATER – REPRESENTAÇÕES E ADMINISTRAÇÃO LTDA – CNPJ No. 92.690.841/0001-96
- Capital: R$ 20,000,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	TOTAL	
	NUMBER OF SHARES	%
KLAUS GERDAU JOHANNPETER	19,999,985	100.00
OTHER	15	0.00
TOTAL	20,000,000	100.00

JOTER – REPRESENTAÇÕES E ADMINISTRAÇÃO LTDA – CNPJ No. 92.690.825/0001-01
- Capital: R$ 20,000,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	TOTAL	
	NUMBER OF SHARES	%
JORGE GERDAU JOHANNPETER	19,999,994	100.00
OTHER	6	0.00
TOTAL	20,000,000	100.00

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

16.01 Other information the company deems relevant

FRETER – REPRESENTAÇÕES E ADMINISTRAÇÃO LTDA – CNPJ No. 92.807.171/0001-45
- Capital: R$ 20,000,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	TOTAL	
	NUMBER OF SHARES	%
FREDERICO CARLOS GERDAU JOHANNPETER	19,999,097	100.00
OTHER	903	0.00
TOTAL	20,000,000	100.00

In compliance with the Differentiated Practices Regulation for Corporate Governance (Level 1), we present below tables containing the number and characteristics of shares issued by the Company and which are directly or indirectly held by the Controlling Shareholder, Managers, and Members of the Audit Committee and Board of Directors.

- POSITION AS OF MARCH 31, 2002

GERDAU S.A. – CNPJ No. 33.611.500/0001-19
- Capital: R$ 1,320,133,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	NUMBER OF SHARES					
	COMMON		PREFERRED		TOTAL	
	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
CONTROLLING SHAREHOLDERS	35,154.535,258	89.27	23,843,930,065	32.98	58,998,465,323	52.51
BOARD OF DIRECTORS	315,000	-	3,189,124	-	3,504,124	-
AUDIT COMMITTEE	-	-	8,733,402	0.01	8,766,402	0.01
DIRECTORS	102,898	-	17,802,234	-	17,905,132	-
TOTAL	35,154,953,156	89.27	23,873,687,825	32.99	59,028,640,981	52.52

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

16.01 Other information the company deems relevant

In compliance with the Corporate Governance Differentiated Practices Regulation (Level 1), we present below spreadsheets containing the number of outstanding shares and their percentage in relation to total shares issued.

- POSITION AS OF MARCH 31, 2002

GERDAU S.A. – CNPJ No. 33.611.500/0001-19
- Capital: R$ 1,320,133,000.00

CAPITAL DISTRIBUTION

SHAREHOLDER'S NAME	NUMBER OF SHARES					
	COMMON		PREFERRED		TOTAL	
	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%
METALÚRGICA GERDAU S/A	32,677,464,100	82.98	20,749,031,208	28.00	53,426,495,308	47.08
STA. FELICIDADE COM. EXP. DE PRODS SID LTDA	936,949,502	2.38	2,999,759,664	4.05	3,936,709,166	3.47
OTHER CONTROLLING SHAREHOLDERS	1,540,121,656	3.91	95,139,193	0.13	1,635,260,849	1.44
SUM	35,154,535,258	89.27	23,843,930,065	32.17	58,998,465,323	51.98
OUTSTANDING SHARES	4,227,485,128	10.73	50,265,755,921	67.83	54,493,241,049	48.02
TOTAL ISSUED	39,382,020,386	100.00	74,109,685,986	100.00	113,491,706,372	100.00

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

17.01 - Report on the Special Review - Unqualified

REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW OF THE QUARTERLY INFORMATION

April, 15 2002

To the Board of Directors and Shareholders
Gerdau S.A.

1 We have performed a special review of the individual (Company) and consolidated quarterly information of GERDAU S.A. which includes the balance sheet as of March 31, 2002, the statement of income for the quarter then ended, the performance report, and relevant information.

2 Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) together with the Federal Accounting Council and consisted principally of: (a) inquiries put to and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or may have significant effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to above for it to be in conformity with accounting practices derived from the Brazilian corporate law, as well as with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4 The balance sheet as of December 31, 2001, presented for comparative purposes, was audited by us and our unqualified report thereon was issued on January 28, 2002. The statement of income for the quarter ended March 31, 2001, presented for comparative purposes, was reviewed by us and our unqualified report was issued thereon on April 18, 2001, without qualification.

Arthur Andersen S/C
CRC 2SP000123/S/RJ

Luis Fernando Coimbra Heidrich
Partner
Contador CRC RS 036948/O-S-RJ

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
Commercial, industrial and other companies

Corporate Legislation
3/31/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00398-0	Gerdau S.A.	33.611.500/0001-19

Content